May 13, 2010

Mail Stop 3010

Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource America, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 14, 2009**
> **File No. 000-04408**

Dear Mr. Elliott:

We have reviewed your response letter dated March 11, 2010 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

1.   In your response to comment 7 of our letter dated February 25, 2010, you state that the company used its "cash reserves" to pay dividends. As we noted in our prior comment, the company's declared dividends exceeded net cash from operating activities; thus, as previously requested, please tell us the sources of such payments including the sources of the cash reserves and confirm that you will include similar disclosure in future filings.

Note 2 – Summary of Significant Accounting Policies

Deconsolidation of Entities, page 53

2.   We note your responses to comments 12 and 17. Please provide us with the disclosure you will include in future filings to clarify how LEAF accounts for its interests in the two investment partnerships referenced in this section, how these partnerships account for their investment in the joint venture formed to acquire the interest in LCFF and the basis for your accounting treatment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant